ProLogis.



balance

2006 SUMMARY ANNUAL REPORT

MISSION

To be the leading global provider of sustainable distribution facilities to the world's largest users of distribution space and maximize shareholder value through customer service, organizational excellence and our commitment to corporate social responsibility.

PROFILE

ProLogis is the world's largest owner, manager and developer of distribution facilities with operations in 20 countries across North America, Europe and Asia. We have more than 420 million square feet of industrial space in over 2,460 properties, representing over $26 billion of assets owned, managed and under development. Our customers include manufacturers, retailers, transportation companies, third-party logistics providers and other enterprises with large-scale distribution needs. Headquartered in Denver, Colorado, we employ approximately 1,300 people worldwide.

Table of Contents

2006 HIGHLIGHTS

- Grew ProLogis' defined funds from operations per share, as adjusted, (FFO) to $3.70, up 36.5% from $2.71 in 2005, and net earnings per diluted share to $3.32, up 88.6% from $1.76 in 2005

- Achieved total shareholder return of 34.0%, including share price appreciation and dividends

- Increased dividend for the 13th consecutive year to a projected rate of $1.84 per share for 2007, a 15.0% increase

- Grew total assets owned and under management by 20.6%, to $26.71 billion, up from $22.14 billion at the end of 2005

- Recognized $131.2 million in incentive returns in our property fund business through the successful launch of ProLogis European Properties (Euronext: PEPR) and the formation of ProLogis North American Industrial Fund

- Increased management fees by 216.6% within our property fund business, including incentive returns, and grew our share of property fund FFO by 32.9%

- Achieved record leasing of 102 million square feet of space in global markets, an increase of 7.7% over 2005

- Redeployed $1.53 billion of capital from the company's CDFS pipeline, realizing $326.9 million of FFO, up 40.1% from 2005

- Began development of a record $2.54 billion of new facilities, up 18.1% over 2005

- Recognized $106.3 million of FFO from other CDFS activities, largely related to mixed-use initiatives and development management fees

ProLogis Defined Funds from Operations, as Adjusted*
(per share)


$2.43
$2.71
$3.70
04
05
06

*Before $0.32 (2004), $0.20 (2005) and $0.01 (2006) in certain charges, including impairment, relocation, merger integration and preferred redemption charges

Total Revenue*
(in billions)


$2.13
$1.98
$2.76
04
05
06

*As reported in FFO, includes CDFS disposition proceeds

Total Assets Owned, Managed and Under Development*
(in billions)


$15.90
$22.14
$26.71
04
05
06

*Includes 100% of assets of ProLogis' unconsolidated investees

Dividend per Share


$1.48
$1.60
$1.84*
05
06
07

*Projected for 2007

Development Starts*
(in billions)


$1.21
$2.15
$2.54
04
05
06

*Total expected investment, including 100% of development JVs

TO OUR SHAREHOLDERS

Anyone who doubts that industrial real estate is now a global industry should visit the Yangshan Deepwater Port outside Shanghai. The port is a wonder of modern, world-class engineering, built on a rock island in the East China Sea and linked to the mainland by a 30-kilometer bridge.

Yangshan, which opened in 2005, will be the largest container port in the world when fully developed. It is set to become a crucial node in the global supply chain and will help process the steadily increasing flow of goods between China and western markets. Over the course of the last year, I and other ProLogis management team members have been to Yangshan several times to visit the facilities we are developing at our exclusive distribution park just off the bridge on the mainland. On every trip, I am struck by how quickly global trade and logistics outsourcing have changed our industry and how important it has been for ProLogis to build a global platform over the past 10 years.

The same trends are clearly evident at other ProLogis developments all over the world. In Japan, demand for space at our distribution parks in Tokyo, Osaka and other key markets has been truly exceptional, as companies embrace outsourcing of logistics. East of the Los Angeles/Long Beach port complex, our 25 million square-foot stabilized portfolio in the Inland Empire was fully occupied at year end. In Central Europe, we have seen robust demand from third-party logistics companies looking to serve markets in Western Europe as well as growing domestic consumption.

GEOGRAPHIC BALANCE

When Walt Rakowich and I first joined ProLogis in 1994, we owned less than $1.0 billion of industrial properties – all in the United States. By the end of 2006, our assets owned, managed and under development exceeded $26 billion, with more than 40 percent in Europe and Asia.

Today, the breadth and balance of our operations are among our most important strategic advantages and are key drivers of our financial performance. In 2006, we recorded 36 percent growth in funds from operations per share, driven by strong performance in all three of our business segments. We achieved record gains from our global development activity, solid increases in property fund income and fees and continued improvement in property operations.

Our diverse global platform, strategic land positions and strong customer relationships support future growth in our development, or CDFS, business. Our $2.5 billion of new development in 2006 was well balanced across North America, Europe and Asia. Based on continued strength in customer demand, we plan to increase development starts in 2007 by roughly 20 to 30 percent. This development, led by Ted Antenucci and our talented teams throughout the world, also will be distributed fairly evenly across the three continents, thereby minimizing our exposure to any single national or regional economy.

INVESTING FOR THE FUTURE

During the year, we enhanced our future development opportunities through several key transactions. These included an acquisition of land and properties in Mexico City and Guadalajara that gave us a strong market leadership position in Mexico; completion of nearly 5.3 million square feet of new distribution centers to serve growing demand in Japan; and new land reservation agreements in China that enable development of up to 32 million square feet in key coastal and inland logistics markets.



Jeffrey H. Schwartz, Chief Executive Officer; Walter C. Rakowich, President and Chief Operating Officer; Ted R. Antenucci, President Global Development

Building on this momentum, in February 2007, we acquired the industrial development business of Parkridge, one of our top competitors in Europe. As a result, we now have access to strategic land positions on which we can develop an additional $3 billion of properties in Central Europe and the United Kingdom. The transaction extends our leadership position as Europe's largest provider of distribution facilities and enhances our organization through the addition of some of Europe's top real estate professionals.

DIVERSE INCOME SOURCES

Our property fund business continues to be an important source of growth for the company. With more than $12 billion of properties under management, our funds provide a steady, growing source of fee income as well as our share of each fund's earnings. In 2006, we recognized cumulative incentive fees of $131 million due to strong performance within our property funds. Most of this amount was related to the successful initial public offering of ProLogis European Properties (PEPR) in September. The success of the offering reflects the quality of our European portfolio and market leading position we have established since we entered Europe in 1997.

Additionally, we achieved meaningful improvement in our property operations business last year. We leased over 100 million square feet of space – a record amount – and this strong leasing activity is continuing into 2007. At the end of 2006, growth in rental rates and net operating income in our same-store pool were at their highest levels since the second quarter of 2002, driven by occupancies that have recovered and remained stable at approximately 95 percent.

BUILDING ON BALANCE

We remain exceptionally well situated as we continue to build on our business platform and global franchise. We have a solid financial position and expansive pipeline of opportunities. Strong market conditions and the continued vitality of global customer demand support our confidence in our ability to generate future growth in all our business segments. Importantly, our talented global team has the experience and relationships necessary to continue to capture an increasing share of the industrial business in key logistics markets.

We thank you for your continued support as we explore new ways to leverage the strength of our business and our colleagues' demonstrated ability to deliver value for our customers and shareholders.

Jeffrey H. Schwartz
Chief Executive Officer



Our strength is in our balance

Our presence in the world's major logistics markets, our diverse sources of income and our broad customer base create a stable platform from which we pursue new opportunities to build and grow our business. Around the globe, our associates strive to identify and realize those opportunities for the benefit of our shareholders, customers and communities.


global


markets

GLOBAL MARKETS

Globalization and outsourcing have irrevocably altered the production and distribution of consumer goods. Over 90 percent of world trade now moves by sea, and in the world's top 15 container ports, annual container volume has nearly tripled in the past 12 years. As a result, supply chains have increased in length and complexity. These changes are driving demand for new types of distribution centers and new locations.

For example, in Japan, companies are moving toward leasing rather than owning distribution facilities. Our facilities there have multiple stories due to land constraints. In China, demand for distribution space has grown dramatically in coastal markets, while in Europe and North America, new inland ports are being established to support global trade. All these trends drive continued strong global demand for modern logistics space in port-related markets.



Container volume in the top 15 global ports increased by 11 percent in 2006, underscoring the importance of our presence in the world's largest port markets.


Crest
WHITENING EXPRESSIONS
CINNAMON RUSH
PRO-HEALTH
SENSITIVITY
Today's consumers reject one-size-fits-all products and opt instead for those more suited to their individual preferences. Satisfying these demands has led to a proliferation of products and driven changes in distribution networks.

Among the trends driving demand for distribution space is the consumer's desire for choice and availability. Contributing to the explosion of stock keeping units, or SKUs, are retailer requirements for private label brands, custom labeling, store-ready displays and promotional packaging. Globalization also plays a role. Products must not only be modified to meet regulatory requirements of different countries, but labels must be translated into multiple languages.

As the number of SKUs escalates, so does the need for additional distribution space to accommodate them. Supply chain executives face competitive pressures to improve product availability and reduce operating costs. These challenges underscore the importance of logistics as a competitive advantage. The location of distribution facilities becomes critical as companies use supply chain management to optimize inventories and become more efficient.





Our goal is to deliver high-quality facilities and consistent customer service globally. Pictured (l-r) are Managing Directors Larry Harmsen and Chuck Sullivan, North America; Gary Anderson, Europe President; and Ming Mei, China President.

Geographic diversification helps us better serve customers' needs and insulates us from the effects of any single country's economy. Compared with just two years ago, we operate in more key global markets. We established a presence in Canada, Romania, Slovakia and South Korea. Additionally, we enhanced our strong market position in Mexico and entered three additional markets in Japan. In 2006, we began development of eight new projects and secured land reservation agreements for 16 new distribution parks in China.

Clearly, we have tremendous opportunities to expand our presence in the countries in which we operate – in fact, those we are now in represent over 76 percent of world Gross Domestic Product. Due to our origins, the majority of our assets remain in North America, but in 2006, 72 percent of our new development occurred in our international markets.





In 2006, we doubled our presence in Mexico, adding dedicated management and expanding into Mexico City and Guadalajara. Pictured are Manuel Gonzalez Rodriguez, VP and General Manager of Celestica (l), and Silvano Solis, SVP and Regional Director, ProLogis Mexico.

Manufacturing has migrated from parts of the world where labor is relatively expensive to places where it is less expensive. In China, Mexico and Eastern Europe, this shift has created demand for new distribution space to support both export activity and distribution of goods to the growing population of middle-class consumers.

As consumer demand increases in these developing markets, our manufacturing and retail customers, such as Amazon, Black & Decker and L'Oreal, have been restructuring their distribution networks to respond to the surge in domestic consumption. In Mexico, for example, our initial focus was on border markets that provide light manufacturing and distribution of exports. However, over the past several years, structural improvements, banking reform and currency stabilization have driven economic growth and led to growing demand for new distribution space in key metropolitan areas.


income


16
15
diversity


vodafone
BRIDGESTONE
POTENZA

Bridgestone, through its multiple brands including Firestone, is one of ProLogis' three-continent customers. Being internally managed allows us to better respond to changes in our global customers' distribution network needs.

INCOME DIVERSITY

Through our property operations segment, we own and manage the world's largest portfolio of distribution space. Our local teams around the world build our business by focusing on customers. These relationships support our growth as those customers expand, enter new markets and reconfigure their supply chain networks. Over the last five years, half of the space in our newly developed facilities has been leased to repeat customers.

We expect income from this core segment to continue to grow over the next few years. Strong overall market occupancies and moderate new construction are driving increases in rental rates, which are just now catching up with the sharp rise in land and construction material costs in recent years. In fact, at the end of 2006, we achieved our strongest increases in rental rates since the second quarter of 2002.



Robert Watson, CEO (l), and Peter Cassells, CFO, of ProLogis European Properties (PEPR), led the team that successfully launched PEPR's initial public offering in September 2006. ProLogis acts as manager of the public fund and remains its largest investor.

Our fund management business is a powerful engine of growth with more than $12.2 billion of industrial assets under management. Our equity partners get access to ProLogis' high-quality portfolio through our contribution of properties and benefit from professional management and our strong ties with global customers. ProLogis has the opportunity to establish relationships with equity partners around the world, aligning our interests with theirs. In addition, our fund management business enables us to expand with less of our overall capital invested, since we retain a 10 to 25 percent interest in the funds. In this way, we leverage our operating system and achieve higher returns on invested capital.

During 2006, we recognized some of the value created over time within this business by purchasing our partner's interest in three North American property funds and subsequently contributing those assets into a new North American fund. With this transaction and the PEPR IPO, we unlocked earnings and created perpetual, liquid structures for fund investors.





Our global development activity expanded in 2006, as we began construction of $2.5 billion of distribution space. Driven by strong market conditions, we plan to increase new development starts in 2007 to between $3.0 and $3.3 billion.

The growth in our development business reflects the strength of industrial markets around the world. North American new construction supply and absorption remain balanced, driven by growth in global trade. In Europe, demand also is strong in the majority of our markets. In Asia, new development is leasing quickly due to the continued lack of modern space.

We monitor global economies closely, while also relying heavily on our associates on the ground. Their interaction with customers and ability to evaluate local market supply and demand in real time are critical elements in our capital deployment decisions. Importantly, we have solid systems and processes in place to make sure we remain disciplined in our investment approach. We believe we have the operating platform, customer relationships and strategic land positions necessary to increase our share of global development opportunities.



Matt Whelan, ProLogis SVP (l), and Mayor Will Wynn of Austin, Texas, review retail construction plans at Robert Mueller Municipal Airport, a 700-acre, mixed-use project being redeveloped by Catellus Development Group, a ProLogis company.

In addition to core warehouse development, we also are a master developer of mixed-use projects in the United States and Europe. Often undertaken at brownfield sites, these projects feature retail, office and residential developments. Catellus, a ProLogis company focused on improving land, installing infrastructure and working with developers of other property types, has managed such notable redevelopment projects as San Francisco's Mission Bay and the Los Angeles Air Force Base.

In the United Kingdom, ProLogis mixed-use projects include Grange Park, a former Northampton refuse plant that now encompasses residential and commercial development, and The Bridge, a former east London hospital site being redeveloped into a dynamic new community. We believe that our experience with all aspects of mixed-use, including planning, entitlement, financing and sustainable design, represents an important strategic advantage.


thought


leadership



Our sustainability efforts range from sponsorship of local community sports teams to environmentally friendly design, such as the use of wind turbines at ProLogis Parc Amagasaki in Osaka, Japan.

THOUGHT LEADERSHIP

At ProLogis, sustainability is a business approach that encompasses economic, environmental and social objectives. Our mission is to be the leading global provider of sustainable distribution facilities and to create an optimal balance between shareholder value, the environment and corporate responsibility.

We believe in the importance of supporting the communities in which we work and live. In each of our major markets, ProLogis teams volunteer in a variety of programs from homeless shelters and disaster relief activities, to building daycare centers, schools and playgrounds. In 2006, we contributed $5 million to The ProLogis Foundation to be used to support local charities and community service programs around the world. For more information on these and other initiatives, please see our Sustainability Report at www.prologis.com.

KATHLEEN LAVINE, DENVER BUSINESS JOURNAL





Jack Rizzo, Managing Director of Global Development, directs our sustainable development initiatives, such as replacing lighting in North American facilities with more efficient systems that reduce energy consumption for our customers.

In February 2007, ProLogis became the first real estate company in the world to join the Chicago Climate Exchange, or CCX. This voluntary organization enables companies to reduce net greenhouse gas emissions through trading of carbon credits – just like any other commodity. We will earn tradable credits as we build warehouses that reduce energy consumption through new technology and innovative design.

In joining CCX, we learned about quantifying carbon output at our world headquarters, local offices and distribution facilities and will apply this knowledge in our development business. Going forward, we believe our participation will enable us to capture additional value from the investment we are making in energy-efficient distribution centers and establish us as a global leader in this area.

FINANCIAL HIGHLIGHTS

The year 2006 was one of significant accomplishment for ProLogis, resulting in a 36.5 percent increase in FFO per share, to $3.70. This strong growth supported our Board's decision to raise our dividend by 15 percent, from an annual rate of $1.60 per share, to a projected rate of $1.84 per share in 2007.

All three segments of our business achieved excellent results. As anticipated, our property operations business performance improved significantly. Same-store net operating income was up 3.1 percent, driven by 2.6 percent increases in both average occupancies and rent growth on expiring leases. Additionally, for the year, 75.6 percent of our customers remained in place when their leases expired.

In our CDFS business, new development activity was well diversified across our global markets. We started $2.5 billion of new developments, up from $2.2 billion in 2005, and are projecting a 20 to 30 percent increase in new starts for 2007. Continued strong leasing in our development pipeline led to total CDFS dispositions in 2006 of $1.5 billion at healthy 24.3 percent post-tax, post-deferral margins.

Property Operations*
(in millions)


$404.6
$469.7
$713.8
04
05
06

*As reported in FFO

FFO from CDFS Dispositions
(in millions)


$209.7
$233.3
$326.9
04
05
06

Property Fund Income and Fees*
(in millions)


$131.3
$163.2
$339.8
04
05
06

*As reported in FFO. 2006 includes $131.2 million recognized in incentive fees

These proceeds were redeployed into new development, resulting in a total CDFS pipeline of $5.3 billion at year end.

Net increases in our property funds during 2006 of $1.7 billion generates recurring management fees, which combined with our share of the funds' earnings, increases our return on equity. In addition, we realized substantial embedded gains in our property fund business. Through the liquidation of three North American property funds and the PEPR IPO, we recognized $131.2 million in incentive returns over the seven-year holding period, or the equivalent of approximately $0.07 of FFO per share annually. We also converted these funds into open-end structures that provide liquidity to our fund investors while allowing us to perpetuate management fees and recognize incentive returns on a more regular basis. Including gains related to the liquidation of North American funds, our share of fund FFO was up 32.9 percent. Fund fees increased 20.6 percent, excluding the incentive returns noted above.

During 2006, we leveraged our strong financial position to access both public and private debt and equity on favorable terms. We enhanced our financial flexibility by increasing our multi-currency global line of credit to $3.4 billion, from $2.6 billion, and placed $1.65 billion of global senior unsecured notes.

The successes in all three business segments helped drive a total return to our shareholders of 34 percent.

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS

Years Ended December 31, (In thousands, except per share data)	2006	2005	2004
Revenues			
Rental income	$ 927,719	$ 600,869	$ 509,490
CDFS disposition proceeds	1,286,841	1,140,457	1,288,665
Property management and other fees and incentives	211,929	66,934	50,778
Development management and other income	37,420	25,464	2,698
Total revenues	2,463,909	1,833,724	1,851,631
Expenses			
Rental expenses	239,545	161,680	131,238
Cost of CDFS dispositions	993,926	917,782	1,111,698
General and administrative	156,889	107,164	84,861
Depreciation and amortization	293,027	191,945	161,968
Merger integration expenses	2,630	12,152	–
Relocation expenses	93	4,451	6,794
Other expenses	13,013	8,633	5,519
Total expenses	1,699,123	1,403,807	1,502,078
Operating income	764,786	429,917	349,553
Earnings from unconsolidated property funds	93,055	46,078	42,899
Earnings (losses) from CDFS joint ventures and other unconsolidated investees	50,703	6,421	(801)
Interest expense	(294,403)	(177,562)	(152,551)
Interest income on long-term notes receivable	16,730	6,781	–
Interest and other income, net	18,248	10,724	5,721
Earnings before minority interest	649,119	322,359	244,821
Minority interest	3,457	5,243	4,875
Earnings before certain net gains	645,662	317,116	239,946
Gains recognized on dispositions of certain non-CDFS business assets and other	81,470	–	9,400
Foreign currency exchange gains, net	21,086	15,979	14,686
Earnings before income taxes	748,218	333,095	264,032
Income taxes			
Current income tax expense	84,250	14,847	24,870
Deferred income tax (benefit) expense	(53,722)	12,045	18,692
Total income taxes	30,528	26,892	43,562
Earnings from continuing operations	717,690	306,203	220,470
Discontinued operations			
Income attributable to disposed properties and assets held for sale	19,434	18,050	14,728
Losses related to temperature-controlled distribution assets	–	(25,150)	(36,671)
Gains recognized on dispositions			
Non-CDFS business assets	103,729	86,444	1,549
CDFS business assets	33,514	10,616	32,719
Total discontinued operations	156,677	89,960	12,325
Net Earnings	874,367	396,163	232,795
Less preferred share dividends	25,416	25,416	25,746
Less excess of redemption values over carrying values of preferred shares redeemed	–	–	4,236
Net Earnings Attributable to Common Shares	$ 848,951	$ 370,747	$ 202,813
Weighted average common shares outstanding – Basic	245,952	203,337	182,226
Weighted average common shares outstanding – Diluted	256,852	213,713	191,801
Net earnings per share attributable to common shares – Basic			
Continuing operations	$ 2.81	$ 1.38	$ 1.04
Discontinued operations	0.64	0.44	0.07
Net earnings per share attributable to common shares – Basic	$ 3.45	$ 1.82	$ 1.11
Net earnings per share attributable to common shares – Diluted			
Continuing operations	$ 2.71	$ 1.34	$ 1.02
Discontinued operations	0.61	0.42	0.06
Net earnings per share attributable to common shares – Diluted	$ 3.32	$ 1.76	$ 1.08
Distributions per common share	$ 1.60	$ 1.48	$ 1.46

See ProLogis' Annual Report on Form 10-K for Audited Consolidated Financial Statements and Notes.

CONDENSED CONSOLIDATED BALANCE SHEETS

December 31, (In thousands)	2006	2005
Assets		
Real estate	$13,953,999	$11,875,130
Less accumulated depreciation	1,280,206	1,118,547
	12,673,793	10,756,583
Investments in and advances to unconsolidated investees	1,299,697	1,049,743
Cash and cash equivalents	475,791	203,800
Accounts and notes receivable	439,791	327,214
Other assets	957,295	788,840
Discontinued operations – assets held for sale	57,158	–
Total assets	$15,903,525	$13,126,180
Liabilities and Shareholders' Equity		
Liabilities		
Debt	$ 8,386,886	$ 6,677,880
Accounts payable and accrued expenses	518,651	344,423
Other liabilities	546,129	557,210
Discontinued operations – assets held for sale	1,012	–
Total liabilities	9,452,678	7,579,513
Minority interest	52,268	58,644
Shareholders' Equity		
Series C preferred shares	100,000	100,000
Series F preferred shares	125,000	125,000
Series G preferred shares	125,000	125,000
Common shares	2,509	2,438
Additional paid-in capital	6,000,119	5,606,017
Accumulated other comprehensive income	216,922	149,586
Distributions in excess of net earnings	(170,971)	(620,018)
Total shareholders' equity	6,398,579	5,488,023
Total liabilities and shareholders' equity	$15,903,525	$13,126,180

See ProLogis' Annual Report on Form 10-K for Audited Consolidated Financial Statements and Notes.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31, (In thousands)	2006	2005	2004
Operating Activities			
Net earnings	$ 874,367	$ 396,163	$ 232,795
Minority interest share in earnings	3,457	5,243	4,875
Adjustments to reconcile net earnings to net cash provided by operating activities			
Straight-lined rents	(36,418)	(11,411)	(9,654)
Cost of share-based compensation awards	21,567	22,615	15,290
Depreciation and amortization	298,342	204,378	174,606
Cumulative translation losses and impairment charge on assets held for sale	–	26,864	50,582
Equity in earnings from unconsolidated investees	(143,758)	(52,499)	(42,098)
Distributions from and changes in operating receivables of unconsolidated investees	99,062	47,514	34,452
Amortization of deferred loan costs and net premium on debt	(6,366)	1,615	5,741
Gains recognized on dispositions of non-CDFS business assets and investments in property funds, net	(185,199)	(86,444)	(10,949)
Adjustments to foreign currency exchange amounts recognized	(18,774)	(10,288)	(10,477)
Deferred income tax (benefit) expense	(53,722)	12,045	18,692
Increase in accounts and notes receivable and other assets	(203,918)	(54,091)	(64,582)
Increase (decrease) in accounts payable and accrued expenses and other liabilities	72,201	(2,986)	117,102
Net cash provided by operating activities	720,841	498,718	516,375
Investing Activities			
Real estate investments	(3,729,313)	(2,468,396)	(1,659,209)
Purchase of ownership in property funds	(259,248)	–	–
Tenant improvements and lease commissions on previously leased space	(66,787)	(53,919)	(46,693)
Recurring capital expenditures	(29,437)	(26,989)	(24,561)
Cash consideration paid in Catellus Merger in 2005 and Keystone Transaction in 2004, net of cash acquired	–	(1,292,644)	(510,560)
Cash received associated with Keystone Transaction	–	–	177,106
Proceeds from dispositions of real estate assets	2,095,231	1,516,614	1,405,420
Proceeds from dispositions of investments in unconsolidated investees	–	–	13,209
Advances on notes receivable	(115,417)	–	–
Proceeds from repayments of notes receivable	73,723	59,991	–
Increase in restricted cash for potential investment	(42,174)	–	–
Investments in unconsolidated investees	(175,677)	(16,726)	(63,528)
Return of investment from unconsolidated investees	146,206	48,652	53,361
Adjustment to cash balances resulting from a reporting change	–	–	3,284
Net cash used in investing activities	(2,102,893)	(2,233,417)	(652,171)
Financing Activities			
Net proceeds from sales and issuances of common shares under various common share plans	358,038	45,641	146,782
Redemptions of preferred shares	–	–	(125,000)
Distributions paid on common shares	(393,317)	(297,379)	(266,135)
Minority interest redemptions and distributions	(11,576)	(13,953)	(7,685)
Dividends paid on preferred shares	(19,062)	(25,416)	(25,746)
Debt and equity issuance costs paid	(13,840)	(8,112)	(4,507)
Repayment of debt assumed in Catellus Merger	–	(106,356)	–
Net proceeds from lines of credit and short-term borrowings	368,158	1,348,023	210,784
Proceeds from issuance of senior and other notes and secured debt	1,945,325	890,011	420,573
Payments on senior notes, secured debt and assessment bonds	(588,844)	(119,067)	(312,465)
Net cash provided by financing activities	1,644,882	1,713,392	36,601
Effect of exchange rate changes on cash	9,161	(11,422)	4,221
Net increase (decrease) in cash and cash equivalents	271,991	(32,729)	(94,974)
Cash and cash equivalents, beginning of year	203,800	236,529	331,503
Cash and cash equivalents, end of year	$ 475,791	$ 203,800	$ 236,529

See ProLogis' Annual Report on Form 10-K for Audited Consolidated Financial Statements and Notes (including information on supplemental non-cash investing and financing activities).

CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY AND COMPREHENSIVE INCOME

Years Ended December 31,

(In thousands)	2006	2005	2004
Common shares – par value at beginning of year	$ 2,438	$ 1,858	$ 1,802
Issuance of common shares in connection with the Catellus Merger	–	559	–
Issuances of common shares under common share plans	69	21	56
Conversions of limited partnership units	2	–	–
Common shares – par value at end of year	$ 2,509	$ 2,438	$ 1,858
Preferred shares at stated liquidation preference at beginning of year	$ 350,000	$ 350,000	$ 475,000
Redemptions of Series D preferred shares	–	–	(125,000)
Preferred shares at stated liquidation preference at end of year	$ 350,000	$ 350,000	$ 350,000
Additional paid-in capital at beginning of year	$5,606,017	$3,249,576	$3,073,959
Issuance of common shares in connection with the Catellus Merger	–	2,285,029	–
Issuances of common shares under common share plans	357,448	43,126	148,248
Conversions of limited partnership units	6,475	150	869
Excess of redemption values over carrying values of preferred shares redeemed	–	–	4,236
Cost of issuing preferred shares	–	–	(473)
Cost of issuing common shares	(76)	(1,395)	(157)
Change in receivable from timing differences on equity transactions	244	2,494	(1,365)
Cost of share-based compensation awards	30,011	27,037	24,259
Additional paid-in capital at end of year	$6,000,119	$5,606,017	$3,249,576
Accumulated other comprehensive income at beginning of year	$ 149,586	$ 194,445	$ 138,235
Foreign currency translation gains (losses), net	70,777	(70,076)	63,276
Unrealized (losses) gains on derivative contracts, net	(3,441)	25,217	(7,066)
Accumulated other comprehensive income at end of year	$ 216,922	$ 149,586	$ 194,445
Distributions in excess of net earnings at beginning of year	$ (620,018)	$ (693,386)	$ (630,064)
Net earnings	874,367	396,163	232,795
Preferred share dividends	(25,416)	(25,416)	(25,746)
Excess of redemption values over carrying values of preferred shares redeemed	–	–	(4,236)
Common share distributions	(399,904)	(297,379)	(266,135)
Distributions in excess of net earnings at end of year	$ (170,971)	$ (620,018)	$ (693,386)
Total shareholders' equity at end of year	$6,398,579	$5,488,023	$3,102,493
Comprehensive income attributable to common shares			
Net earnings	$ 874,367	$ 396,163	$ 232,795
Preferred share dividends	(25,416)	(25,416)	(25,746)
Excess of redemption values over carrying values of preferred shares redeemed	–	–	(4,236)
Foreign currency translation gains (losses), net	70,777	(70,076)	63,276
(Losses) gains on derivative contracts, net	(3,441)	25,217	(7,066)
Comprehensive income attributable to common shares	$ 916,287	$ 325,888	$ 259,023

See ProLogis' Annual Report on Form 10-K for Audited Consolidated Financial Statements and Notes.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Management is responsible for the preparation, integrity and objectivity of the condensed consolidated financial statements and other financial information presented in this report. The accompanying condensed consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America, applying certain estimates and judgments as required.

ProLogis' internal controls are designed to provide reasonable assurance as to the integrity and reliability of the financial statements and to adequately safeguard, verify and maintain accountability of assets. Such controls are based on established written policies and procedures, are implemented by trained, skilled personnel with an appropriate segregation of duties and are monitored through a comprehensive internal audit program. These policies and procedures prescribe that ProLogis, and all its employees, are to maintain the highest ethical standards in its business practices throughout the world.

KPMG LLP, independent registered public accountants, audited ProLogis' 2006 financial statements. Their accompanying report is based on an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), which include the consideration of ProLogis' internal controls to establish a basis for reliance thereon in determining the nature, timing and extent of audit tests to be applied. The Board of Trustees exercises its responsibility for these financial statements through its Audit Committee, which consists entirely of independent, non-management Board members. One of the responsibilities of the Audit Committee is to meet periodically with the independent auditors and with ProLogis' internal auditors, both privately and with management present, to review accounting, auditing, internal controls and financial reporting matters.

Jeffrey H. Schwartz
Chief Executive Officer

Dessa M. Bokides
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Trustees and Shareholders
ProLogis:

We have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of ProLogis and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of earnings, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2006 (not presented herein); and in our report dated February 27, 2007, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated financial statements is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Los Angeles, California
February 27, 2007

CEO AND CFO CERTIFICATIONS

In 2006, ProLogis' chief executive officer provided to the New York Stock Exchange (NYSE) the annual chief executive officer certification regarding ProLogis' compliance with the NYSE's corporate governance listing standards. In addition, ProLogis' chief executive officer and chief financial officer filed with the US Securities and Exchange Commission, as exhibits to ProLogis' 2006 Annual Report on Form 10-K, the Sarbanes-Oxley Act Section 302 and 906 certifications regarding the quality of ProLogis' public disclosure.

CONDENSED CONSOLIDATED STATEMENTS OF FUNDS FROM OPERATIONS

Unaudited

Years Ended December 31,

(In thousands, except per share data)	2006	2005	2004
Revenues			
Rental income	$ 973,062	$ 649,530	$ 546,948
CDFS disposition proceeds	1,532,807	1,240,950	1,529,647
Property management and other fees and incentives	211,929	66,934	50,778
Development management and other income	37,420	25,464	2,698
Total revenues	2,755,218	1,982,878	2,130,071
Expenses			
Rental expenses	259,265	179,815	142,393
Cost of CDFS dispositions	1,205,912	1,007,659	1,319,961
General and administrative	156,889	107,164	84,861
Depreciation of corporate assets	9,326	7,153	8,065
Merger integration expenses	2,630	12,152	–
Relocation expenses	93	4,451	6,794
Other expenses	13,013	8,633	5,519
Total expenses	1,647,128	1,327,027	1,567,593
	1,108,090	655,851	562,478
Other Income (Expense)			
FFO from unconsolidated property funds	127,905	96,261	80,504
FFO from CDFS joint ventures and other unconsolidated investees	57,853	8,449	1,416
Interest expense	(295,277)	(178,639)	(153,334)
Interest income on long-term notes receivable	16,730	6,781	–
Interest and other income, net	18,248	10,724	5,721
Gains recognized on disposition of investment in property fund, net	–	–	3,164
Foreign currency exchange (expenses/losses) gains, net	1,531	1,914	(1,904)
Current income tax expense	(61,059)	(14,847)	(24,870)
Losses related to temperature-controlled distribution assets	–	(25,363)	(37,915)
Total other income (expense)	(134,069)	(94,720)	(127,218)
FFO	974,021	561,131	435,260
Less preferred share dividends	25,416	25,416	25,746
Less excess of redemption values over carrying values of preferred shares redeemed	–	–	4,236
Less minority interest	3,457	5,243	4,875
FFO Attributable to Common Shares	$ 945,148	$ 530,472	$ 400,403
Weighted average common shares outstanding – Basic	245,952	203,337	182,226
Weighted average common shares outstanding – Diluted	256,852	213,713	191,801
FFO per share attributable to common shares – Basic	$ 3.84	$ 2.61	$ 2.20
FFO per share attributable to common shares – Diluted	$ 3.69	$ 2.51	$ 2.11

Funds From Operations

Funds from Operations (FFO) is a non-Generally Accepted Accounting Principal (GAAP) measure that is commonly used in the real estate industry. The most directly comparable GAAP measure to FFO is net earnings. Although the National Association of Real Estate Investment Trusts (NAREIT) has published a definition of FFO, modifications to the NAREIT calculation of FFO are common among REITs, as companies seek to provide financial measures that meaningfully reflect their business. FFO, as we define it, is presented as a supplemental financial measure. We do not use FFO as, nor should it be considered to be, an alternative to GAAP net earnings as an indicator of our operating performance or as an alternative to cash from operating activities computed under GAAP as an indicator of our ability to fund our cash needs.

FFO is not meant to represent a comprehensive system of financial reporting and does not present, nor do we intend it to present, a complete picture of our financial condition and operating performance. We believe GAAP net earnings remains the primary measure of performance and that FFO is only meaningful when it is used in conjunction with GAAP net earnings. Further, we believe our consolidated financial statements, prepared in accordance with GAAP, provide the most meaningful picture of our financial condition and our operating performance.

NAREIT's FFO measure adjusts GAAP net earnings to exclude historical cost depreciation and gains and losses from the sales of previously depreciated properties. We agree that these two NAREIT adjustments are useful to investors for the following reasons:

(a) historical cost accounting for real estate assets in accordance with GAAP assumes, through depreciation charges, that the value of real estate assets diminishes predictably over time. NAREIT stated in its White Paper on FFO "*since real estate asset values have historically risen or fallen with market conditions*, many industry investors have considered presentations of operating results for real estate companies that use historical cost accounting to be insufficient by themselves." Consequently, NAREIT's definition of FFO reflects the fact that real estate, as an asset class, generally appreciates over time and depreciation charges required by GAAP do not reflect the underlying economic realities.

(b) REITs were created as a legal form of organization in order to encourage public ownership of real estate as an asset class through investment in firms that were in the business of long-term ownership and management of real estate. The exclusion, in *NAREIT's definition of FFO, of gains and* losses from the sales of previously depreciated operating real estate assets allows investors and analysts to readily identify the operating results of the long-term assets that form the core of a REIT's activity and assists in comparing those operating results between periods. We include the gains and losses from dispositions of properties acquired or developed in our CDFS business segment and our proportionate share of the gains and losses from dispositions recognized by the property funds in our definition of FFO.

At the same time that NAREIT created and defined its FFO concept for the REIT industry, it also recognized that "management of each of its member companies has the responsibility and authority to publish financial information that it regards as useful to the financial community." We believe that financial analysts, potential investors and shareholders who review our operating results are best served by a defined FFO measure that includes other adjustments to GAAP net earnings in addition to those included in the NAREIT defined measure of FFO.

RECONCILIATION OF NET EARNINGS TO FUNDS FROM OPERATIONS

Unaudited
Years Ended December 31,
(In thousands)

	2006	2005	2004
Reconciliation of Net Earnings to FFO			
Net earnings attributable to common shares	$ 848,951	$370,747	$202,813
Add (deduct) NAREIT defined adjustments			
Real estate related depreciation and amortization	283,701	184,792	158,344
Additional CDFS proceeds recognized	466	–	–
Gains recognized on dispositions of certain non-CDFS business assets and other	(81,470)	–	(6,236)
Reconciling items attributable to discontinued operations			
Gains recognized on dispositions of non-CDFS business assets	(103,729)	(86,444)	(1,718)
Real estate related depreciation and amortization	5,315	11,399	6,351
Totals discontinued operations	(98,414)	(75,045)	4,633
Our share of reconciling items from unconsolidated investees			
Real estate related depreciation and amortization	68,151	57,766	42,635
(Gains) losses on dispositions of non-CDFS business assets	(7,124)	(1,114)	601
Other amortization items	(16,000)	(5,134)	(3,498)
Totals unconsolidated investees	45,027	51,518	39,738
Totals NAREIT defined adjustments	149,310	161,265	196,479
Subtotals – NAREIT defined FFO	998,261	532,012	399,292
Add (deduct) our defined adjustments			
Foreign currency exchange gains, net	(19,555)	(14,065)	(16,590)
Current income tax expense	23,191	–	–
Deferred income tax (benefit) expense	(53,722)	12,045	18,692
Reconciling items attributable to discontinued operations			
Deferred income tax benefit	–	(213)	(1,075)
Our share of reconciling items from unconsolidated investees			
Foreign currency exchange (gains) expenses/losses, net	(45)	298	443
Deferred income tax (benefit) expense	(2,982)	395	(359)
Totals unconsolidated investees	(3,027)	693	84
Totals our defined adjustments	(53,113)	(1,540)	1,111
FFO attributable to common shares as defined by us	$ 945,148	$530,472	$400,403

Funds From Operations *(continued)*

Our defined FFO measure excludes the following items from GAAP net earnings that are not excluded in the NAREIT defined FFO measure: (i) deferred income tax benefits and deferred income tax expenses recognized by our subsidiaries; (ii) current income tax expense related to acquired tax liabilities that were recorded as deferred tax liabilities in an acquisition, to the extent the expense was offset with a deferred income tax benefit in GAAP earnings that is excluded from our defined FFO measure; (iii) certain foreign currency exchange gains and losses resulting from certain debt transactions between us and our foreign consolidated subsidiaries and our foreign unconsolidated investees; (iv) foreign currency exchange gains and losses from the remeasurement (based on current foreign currency exchange rates) of certain third-party debt of our foreign consolidated subsidiaries and our foreign unconsolidated investees; and (v) mark-to-market adjustments associated with derivative financial instruments utilized to manage foreign currency risks. FFO of our unconsolidated investees is calculated on the same basis.

The items that we exclude from GAAP net earnings, while not infrequent or unusual, are subject to significant fluctuations from period to period that cause both positive and negative effects on our results of operations, in inconsistent and unpredictable directions. Most importantly, the economics underlying the items that we exclude from GAAP net earnings are not the primary drivers in management's decision-making process and capital-investment decisions. Period-to-period fluctuations in these items can be driven by accounting for short-term factors that are not relevant to long-term investment decisions, long-term capital structures or long-term tax planning and tax-structuring decisions. Accordingly, we believe that investors are best served if the information that is made available to them allows them to align their analysis and evaluation of our operating results along the same lines that our management uses in planning and executing our business strategy.

Real estate is a capital-intensive business. Investors' analyses of the performance of real estate companies tend to be centered on understanding the asset value created by real estate investment decisions and understanding current operating returns that are being generated by those same investment decisions. The adjustments to GAAP net earnings that are included in arriving at our FFO measure are helpful to management in making real estate investment decisions and evaluating our current operating performance. We believe that these adjustments are also helpful to industry analysts, potential investors and shareholders in their understanding and evaluation of our performance on the key measures of net asset value and current operating returns generated on real estate investments.

While we believe our defined FFO measure is an important supplemental measure, neither NAREIT's nor our measure of FFO should be used alone because they exclude significant economic components of GAAP net earnings and are, therefore, limited as an analytical tool. Some of the limitations are:

- The current income tax expenses that are excluded from our defined FFO measure represent taxes that are payable.
- Depreciation and amortization of real estate assets are economic costs that are excluded from FFO. FFO is limited as it does not reflect the cash requirements that may be necessary for future replacements of the real estate assets. Further, the amortization of capital expenditures and leasing costs necessary to maintain the operating performance of distribution properties are not reflected in FFO.
- Gains or losses from property dispositions represent changes in the value of the disposed properties. by excluding these gains and losses, FFO does not capture realized changes in the value of disposed properties arising from changes in market conditions.
- The deferred income tax benefits and expenses that are excluded from our defined FFO measure result from the creation of a deferred income tax asset or liability that may have to be settled at some future point. Our defined FFO measure does not currently reflect any income or expense that may result from such settlement.
- The foreign currency exchange gains and losses that are excluded from our defined FFO measure are generally recognized based on movements in foreign currency exchange rates through a specific point in time. The ultimate settlement of our foreign currency-denominated net assets is indefinite as to timing and amount. Our FFO measure is limited in that it does not reflect the current period changes in these net assets that result from periodic foreign currency exchange rate movements.

We compensate for these limitations by using the FFO measure only in conjunction with GAAP net earnings. To further compensate, we always reconcile our FFO measure to GAAP net earnings in our financial reports. Additionally, we provide investors with complete financial statements prepared under GAAP, our definition of FFO, which includes a discussion of the limitations of using our non-GAAP measure, and a reconciliation of our GAAP measure (net earnings) to our non-GAAP measure (FFO, as we defined it) so that investors can appropriately incorporate this measure and its limitations into their analyses.



K. Dane Brooksher
Stephen L. Feinberg





George L. Fotiades
Christine Garvey
Donald P. Jacobs









Walter C. Rakowich
Nelson C. Rising



Jeffrey H. Schwartz
D. Michael Steuert







J. André Teixeira
William D. Zollars
Andrea M. Zulberti



PROLOGIS BOARD

K. Dane Brooksher
Chairman
ProLogis

Stephen L. Feinberg[2]
Chairman and
Chief Executive Officer
Dorsar Investment Co.

George L. Fotiades[1,3]
Former President and
Chief Operating Officer
Cardinal Health, Inc.

Christine Garvey[1,3]
Former Global Head of
Corporate Real Estate Services
Deutsche Bank AG London

Donald P. Jacobs[1,2]
Dean Emeritus
Kellogg School
of Management
Northwestern University

Walter C. Rakowich
President and
Chief Operating Officer
ProLogis

Nelson C. Rising
Former Chairman and
Chief Executive Officer
Catellus Development Corp

Jeffrey H. Schwartz
Chief Executive Officer
ProLogis

D. Michael Steuert[1]
Senior Vice President and
Chief Financial Officer
Fluor Corporation

J. André Teixeira[3]
Vice President
New Product Development
Emerging Markets and Europe
Campbell Europe

William D. Zollars[2,3]
Chairman, President and
Chief Executive Officer
YRC Worldwide Inc.

Andrea M. Zulberti[2]
Former Managing Director
Barclays Global Investors

Audit Committee
Compensation Committee
Governance Committee

MD – Managing Director
EVP – Executive Vice President
SVP – Senior Vice President

PROLOGIS EXECUTIVE COMMITTEE

Jeffrey H. Schwartz
Chief Executive Officer

Walter C. Rakowich
President and
Chief Operating Officer

Ted R. Antenucci
President Global Development

Dessa M. Bokides
Chief Financial Officer

Edward S. Nekritz
General Counsel and Secretary

Gary E. Anderson
Europe President

Ming Z. Mei
China President

Masato Miki
Japan Co-President

John P. Morland
Global Human Resources

Robert J. Watson
ProLogis European Properties
President

Mike Yamada
Japan Co-President

PROLOGIS SENIOR OFFICERS

Bert Angel
SVP Global Solutions Group
Europe

Gregory J. Arnold
SVP Global Solutions Group
North America

Christian Bischoff
SVP Northern Europe

Patrick J. Boot
SVP China

Eric D. Brown
SVP Central Region
North America

Stephen L. Bryan
SVP Build-to-Suit Development
North America

Peter G. Cassells
ProLogis European Properties
SVP and Chief Financial Officer

James P. Cavanagh
SVP Pacific Region
North America

Paul C. Congleton
MD Fund Management and
Real Estate Research
North America

Alan J. Curtis
MD United Kingdom

John Cutts
Vice Chairman Europe

Jeffrey S. Finnin
SVP and Chief Accounting Officer

Steven A. Ferris
SVP United Kingdom

David W. Grawemeyer
SVP and Deputy General Counsel

Andrew Griffiths
MD United Kingdom

Ranald A. Hahn
MD Southern Europe

Kenneth R. Hall
MD Development Europe

Larry H. Harmsen
MD Capital Deployment
North America

Michael de Jong-Douglas
SVP Central and Eastern Europe

M. Gordon Keiser, Jr.
SVP and Treasurer

Douglas A. Kiersey, Jr.
SVP Midwest Region
North America

Robert A. Kritt
SVP Acquisitions and
Dispositions
North America

W. Scott Lamson
SVP Pacific Region
North America

Luke A. Lands
MD and Europe
Chief Financial Officer

Paul D. Loosmann
SVP Northeast Region
North America

Daniel R. Marcus
SVP and Co-Country Head
India

Melissa A. Marsden
SVP Investor Relations and
Corporate Communications

Brian N. Marsh
SVP Midwest Region
North America

Thomas T. Marshall
EVP Catellus Development Group

Eugene M. McCluskey
SVP Tax

Steven K. Meyer
MD Central Region
North America

Debra A. McRight
SVP Client Services
North America

Michael Nachamkin
SVP Northeast Region
North America

Kiyoshi Nagasawa
SVP Development
Japan

Sunwoo Thomas Nam
SVP Korea

Simon N.J. Nelson
SVP Acquisitions and
Dispositions
Europe

David D. Riefe
SVP Midwest Region
North America

John R. Rizzo
MD Global Development

Francois de la Rochefoucauld
SVP Southern Europe

Alan J. Sarjant
SVP Development
United Kingdom

Joerg Schroeder
SVP Northern Europe

Ruchika Sethi
SVP and Co-Country Head
India

Silvano Solis Vazquez
SVP and Regional Director
Mexico

Richard H. Strader
SVP Southeast Region
North America

Charles E. Sullivan
MD Capital Management
North America

Neville D.E. Teagarden
SVP and Chief Information
Officer

David A. Tirman
SVP Catellus Development Group

Kazuhiro Tsutsumi
SVP Finance and Fund
Management
Japan

Gregory J. Weaver
MD Catellus Development Group

Michael Wenzell
SVP Asset Services
North America

Ralf Wessel
ProLogis European Properties
Head of Asset Management

Matt Whelan
SVP Catellus Development Group

James H. Wu
SVP and China
Chief Financial Officer


GLOBAL PRESENCE
Europe
Belgium
Czech Republic
France
Germany
Hungary
Italy
Netherlands
Poland
Romania
Slovakia
Spain
Sweden
United Kingdom
Asia
China
Japan
Korea
Singapore
North America
Canada
Mexico
United States
As of March 12, 2007

SHAREHOLDER INFORMATION

World Headquarters
ProLogis
4545 Airport Way
Denver, CO 80239 USA
303.567.5000
800.566.2706

Annual Meeting
The Annual Meeting of Shareholders of ProLogis will be held at the company's world headquarters, identified above, at 10:30 am Mountain Time on Tuesday, May 15, 2007.

Shareholders
As of March 12, 2007, ProLogis had in excess of 86,000 record and beneficial common shareholders.

Independent Registered Public Accountants
KPMG LLP
Denver, Colorado

Transfer Agent
Computershare
P.O. Box 43010
Providence, RI 02940-3010
800.956.3378
781.575.3120 outside the United States

Shareholder account information may also be accessed from its website at www.computershare.com.

Information Requests
ProLogis' audited consolidated financial statements are available upon request. The 2006 Annual Report on Form 10-K as filed with the Securities and Exchange Commission and additional company materials can be obtained by calling the Investor Relations information line at 800.820.0181 or by visiting the company's website at http://ir.prologis.com and clicking on the appropriate sections of the site.

Analyst Contact:
Melissa Marsden
SVP, Investor Relations and
Corporate Communications
303.567.5622
mmarsden@prologis.com

ProLogis Dividend Reinvestment and Share Purchase Plan
The ProLogis Dividend Reinvestment and Share Purchase Plan offers the opportunity to purchase common shares directly or through the reinvestment of dividends, at a 0% to 2% discount from market price as determined by the company. Copies of the plan prospectus and enrollment forms are available from our transfer agent, Computershare, at www.computershare.com or by calling 800.956.3378.

Cumulative Total Return
Based upon an initial investment of $100 on December 31, 2001, with dividends reinvested.



$400
$350
$300
$250
$200
$150
$100
$50
$0
01
02
03
04
05
06
ProLogis
NAREIT Equity REIT Index
S&P® 500 Index

	Dec 01	Dec 02	Dec 03	Dec 04	Dec 05	Dec 06
ProLogis	$100	$124	$167	$236	$263	$353
NAREIT Equity REIT Index	$100	$104	$142	$187	$210	$284
S&P® 500 Index	$100	$78	$100	$111	$117	$135

Quarterly Stock Price Ranges and Distributions
New York Stock Exchange: PLD

	2006 Stock Price			2005 Stock Price		
Quarter	High	Low	Dividend	High	Low	Dividend
First	$56.31	$46.29	$0.40	$43.50	$36.67	$0.37
Second	$53.85	$46.66	$0.40	$42.34	$36.50	$0.37
Third	$58.86	$52.05	$0.40	$46.41	$40.12	$0.37
Fourth	$65.81	$56.07	$0.40	$47.61	$39.81	$0.37

Notice of Capital Gain Dividends
This notice is provided to inform the shareholders of ProLogis of the capital gain portion of dividends received during 2006 pursuant to Internal Revenue Code §857(b)(3)(C). This notice is being provided in addition to a 2006 Form 1099-DIV that has been mailed to all shareholders. The following table displays the taxability of company distributions for the year ended December 31, 2006, and designates the portion of the dividends that are capital gain dividends.

The tax treatment to shareholders of these distributions could vary depending on the shareholder's particular situation (i.e., foreign, tax-exempt, etc.). Shareholders should consult their own tax advisors regarding the treatment of these distributions.

Class of Stock	Taxable Ordinary Dividends	Qualified Dividends	Return of Capital
Common	59.35%	2.50%	38.15%
Series C Preferred	95.97%	4.03%	0%
Series F Preferred	95.97%	4.03%	0%
Series G Preferred	95.97%	4.03%	0%

World Headquarters
4545 Airport Way
Denver, CO 80239 USA
www.prologis.com
303.567.5000

Europe
18 Boulevard Royal
L-2449, Luxembourg
+352 26 20 57 40

European Customer Service
Schiphol Boulevard 115
F Tower, Floor 6
Schiphol, Noord Holland
1118 BG
The Netherlands
+31 20 655 66 66

Japan
Shiodome City Center
8th Floor
1-5-2 Higashi-Shinbashi
Minato-ku
Tokyo, Japan 105-7108
+81 3 6215 8480

China
2708 Azia Center
1233 Lu Jiazui Ring Road
Pudong Shanghai, 200121
P.R. China
+86 21 5047 1681

ProLogis.

END